Mail Stop 3720

September 19, 2006

Kai Uwe Ricke
Chairman of the Management Board
Deutsche Telekom AG
Friedrich-Ebert-Allee 140
53113 Bonn
Germany

> RE: Deutsche Telekom AG
> Form 20-F for the fiscal year ended December 31, 2005
> File number: 1-14540
> Filed March 14, 2006, as amended March 27, 2006

Dear Mr. Ricke:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A#1
Selected Financial Data, page 4

1. Clarify the second paragraph of page 1, the penultimate paragraph of page 4 and the final paragraph of page F-8. It is unclear to us whether there are differences in your filing between IFRS as adopted or endorsed by EU and IFRS as published by the IASB. Please advise and if applicable, include the following:
   - An audited reconciliation to IFRS as published by the IASB that contains information relating to financial statement line items and footnote disclosure equivalent to that required under IFRS as published by the IASB,
   - Selected financial data that includes information based on the reconciliation to IFRS as published by the IASB,
   - Refer to the reconciliation to IFRS as published by the IASB, in your Management's Discussion and Analysis,
   - Discuss any differences between EU GAAP, IFRS as published by the IASB and US GAAP that your believe are necessary to the extent that they are not discussed in the reconciliation.

Financial Statements,
Auditors' report, page F-1

2. Confirm us that each accounting firm is taking full responsibility for the opinion expressed.

Currency translation, page F-15

3. Tell us what you mean by "modified closing rate method." Define "middle rates."

Mobile Communications, F-24

4. Refer to the last sentence of the last paragraph of page F-24, which states that revenues and expenses related to sales of mobile phones, wireless data devices and accessories are recognized when products are delivered. It appears to us that certain of your retail vendors offer discounts and rebates for the purchase of such equipment in combinations with bundled services plans. Refer also to the second paragraph of page 114 and tell us how you account for these sales incentives as part of your multiple element arrangements under both IFRS and US GAAP. Tell us also how you account for direct costs for these phones and equipment in bundled multi-element arrangements. Specifically address why you appear to have changed your accounting method for these costs as described in the first paragraph of page 172, as EITF 00-21 (paragraph 17) did not reach a conclusion about how to account for such direct costs.

Revenue Recognition
Service contracts, page F-28

5.   We note from the first paragraph of page F-24, the second paragraph of page F-25 and
        the third paragraph of page F-28 that a portion of your revenue is recognized over the
        service period, based on progress toward completion, proportional performance, or based
        on separate contract elements or milestones. Expand your discussions of revenue
        recognition for IFRS and US GAAP and please provide the following disclosures:

   •   Disclose how progress is measured (cost to cost, time and materials, units of delivery,
        units of work performed),

   •   Identify types of contract payment milestones, and explain how they relate to substantive
        performance and revenue recognition events,

   •   Disclose whether contracts with a single counterparty are combined or bifurcated,

   •   Identify contract elements permitting separate revenue recognition, and describe how
        they are distinguished,

   •   Explain how contract revenue is allocated among elements:

        o   Relative fair value or residual method?

        o   Fair value based on vendor specific evidence or by other means?

6.   With a view to additional disclosure, tell us how the proportional performance method
        complies with the guidance of SAB Topic 13. Explain whether output or input measures
        are used for US GAAP purposes. If an input measure is used explain why such a method
        is a reasonable surrogate for an output measure purposes. A cost-to-cost approach to
        revenue recognition is generally not appropriate outside the scope of SOP 81-1 since it
        rarely gives a good estimate of proportional performance under US accounting standards.
        Please advise.

(1) Goodwill and mobile communications licenses, page F-31

7.   Refer to the second paragraph of page F-32 and the impairment losses on the long-term
        assets in T-Mobile USA recognized in connection with the adoption of IFRS or shortly
        after that adoption. Compare and reconcile these losses to the $15.6 million of
        impairment loss recognized by T-Mobile USA under US GAAP for the year ended
        December 31, 2002. Tell us about the nature of any difference.

8.   Further, please refer to the bottom carryover paragraph of page 41, which describes the termination of your network sharing joint venture with Cingular. For IFRS and US GAAP purposes, tell us how you accounted for the termination transaction as a whole and for each of the underlying exchanges between T-Mobile USA and Cingular. Discuss the new network services agreement with Cingular of portions of the California, Nevada and New York City markets and the amendment to your roaming agreement. Describe how you determined the value of the consideration exchanged and why an impairment charge was needed for your wireless licenses due to these transactions. Please refer to all pertinent authoritative accounting literature in your response.

(5) Other operating income, page F-38

9.   We note your disclosure in the second paragraph of page 117 that "the increase in other operating income (EUR 690 million), compared to 2004, was mainly due to higher income from a reversal of provisions" mainly due to new arrangements for the financing of the Civil Service Health Insurance Fund that resulted in a reversal totaling EUR 783 million. . Describe these financing arrangements in more detail and explain to us how they are accounted for under both IFRS and US GAAP. . Please refer to all pertinent authoritative accounting literature in your response.

10.   Describe for us the contents of the line item "income from transfers of costs" in the first table on page F-38. Tell us how these items are accounted for under IFRS and US GAAP. Please refer to all pertinent authoritative accounting literature in your response.

(29) Other provisions, page F-78

11.   Clarify for us whether Civil Service Health Insurance Fund (Postbeamtenkrankenkasse) includes post-employment benefits and if so tell us of your considerations about employee benefits disclosure per IAS 19 is required.

(48) Reconciliation of IFRS to US GAAP

   (a) Goodwill and other purchase price allocation differences, page F-133
       Goodwill impairments, page F-134

12.   Disclose your accounting policy to assess and recognize impairment of goodwill under US GAAP.

13.   Tell us how you determined the reporting units and what those reporting units are.

(e)Financial Instruments
Interest Step-Up-/Step-Down Provisions, F-138

14.   Tell us about the step-up/step down provisions in your bonds and other debt. Identify the bonds and other debt and describe the particular step-up/step down provisions in reasonable detail. Give us your computations and tell us how you adjust the carrying value of the debt to reflect the impact of the revised cash flows. Please refer to all pertinent international accounting standards in your response letter.

Mandatory Convertible Bond, F-138

15.   Refer to the third paragraph of page F-138. Give us your calculations of and tell us how you calculated values of the equity and debt components of your mandatory convertible bonds under IFRS. Similarly, tell us how you determined the value of the 2005 special dilution payment under both International and US accounting standards. Also, tell us how you determined the reconciling amounts shown in the enclosed table. Please refer to all pertinent international and US accounting standards in your response letter.

(f) Equity Investments, page F-140

16.   Give us a more detailed description of the expected future contributions and bank loan guarantees for Toll Collect, disclosed in the third and fifth paragraphs of page F-140. Describe the contractual terms and explain to us why you accounted for them as you have disclosed on page F-140 under both International and US accounting standards. Give us your calculations. Tell us your consideration of the accounting guidance of FIN 46R for this investee under US GAAP and refer to all other pertinent international and US accounting standards in your response letter.

(19) Inventories, page F-51

17.   Refer to the penultimate paragraph of page F-51 and explain to us what do you mean by "Of the inventories reported as of December 31, 2005, EUR 139 million (December 31, 2004: EUR 88 million; December 31, 2003: EUR 25 million) were recognized at their net realizable value." Clarify why your inventories are not carried at the lower of cost and net realizable value as required by IAS 2.9. Disclose the cost formulas used to measure your inventories and disclose the carrying amount of inventories carried at fair value less costs to sell as required by IAS 2.36(a) and (c). Also disclose the amount of inventories recognized as an expense during each reporting period per IAS 2.36(d).

(g) Accruals and other differences, page F-140

18.   Provides us a breakdown of the differences included in this adjustment for all periods presented.

19.   Disclose how you account for the loss on the sale of handsets under both IFRS and US GAAP.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director